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Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

WOLVERINE TUBE, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
978093 10 2
(CUSIP Number)
Stewart H. Wahrsager, Esq. The Alpine Group, Inc. One Meadowlands Plaza Suite 801 East Rutherford, New Jersey 07073 (201) 549-4400 (201) 549-4428 Facsimile
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 18, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 978093 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Alpine Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒
(b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0

	8.	Shared Voting Power	37,856,316 (See Item 5)

	9.	Sole Dispositive Power	24,073,361 (See Item 5)

	10.	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,856,316(See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 49.0% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed by The Alpine Group, Inc. (“Alpine”) on February 26, 2007, as previously amended by Amendment No. 1 to the Original Schedule 13D, filed on March 25, 2008 (as so amended, the “Schedule 13D”). Certain capitalized terms used but not defined in this Amendment No. 2 have the meanings given to them in the Schedule 13D.

The Schedule 13D is hereby amended and supplemented as follows:

Item 2.	Identity and Background

Appendix A to this Amendment No. 2 shall replace the prior Appendix A to the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The following paragraphs shall be added to the final paragraph of Item 3 of the Schedule 13D:

On the respective dates and for the respective purchase prices per share set forth below, Alpine made open market broker assisted purchases of Common Stock as follows (collectively the “July 2008 Common Stock Purchase”):

Date Purchased	Number of Shares of Common Stock Purchased	Price Per Share	Aggregate Purchase Price

July 11, 2008	11,630	$ 0.5999	$ 6,976.84
July 14, 2008	15,800	$ 0.6800	$ 10,744.00
July 15, 2008	31,850	$ 0.6822	$ 21,728.07
July 17, 2008	13,750	$ 0.7482	$ 10,287.75
July 18, 2008	390,000	$ 0.8900	$ 347,100.00
July 18, 2008	46,352	$ 0.8418	$ 39,019.11

Totals:	509,382		$ 435,855.77

Alpine’s July 2008 Common Stock Purchase was made using its own working capital.

Item 4.	Purpose of Transaction

The following paragraph shall be added immediately prior to the final paragraph of Item 4 of the Schedule 13D:

The purpose of the July 2008 Common Stock Purchase was to increase Alpine’s aggregate ownership of equity capital in the Company as described herein.

Item 5.	Interest in Securities of the Issuer

The following shall replace (a) and (b) of Item 5 of the Schedule 13D:

(a)   Aggregate Number and Percentage of Class Beneficially Owned:   37,856,316; 49.0% (See Item 5(c) below).

(b)   Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	0 (See Item 5(c) below).

(ii)	Shared power to vote or to direct the vote:	37,856,316 (See Item 5(c) below).

(iii)	Sole power to dispose or to direct the disposition of:	24,073,361 (See Item 5(c) below).

(iv)	Shared power to dispose or to direct the disposition of:	0 (See Item 5(c) below).

The final paragraph of Item 5(c) of the Schedule 13D shall be deleted and replaced with the following paragraphs:

On the respective dates and for the respective purchase prices per share described in Item 3 above, Alpine purchased an aggregate of 509,382 shares of Common Stock through open market broker assisted transactions.

 Also, to the best knowledge of Alpine, on the respective dates and for the respective purchase prices per share set forth below, Plainfield, in addition to its existing Common Stock holdings, made open market broker assisted purchases of Common Stock as follows:

Date Purchased	Number of Shares of Common Stock Purchased	Price Per Share	Aggregate Purchase Price

July 11, 2008	11,631	$ 0.5999	$ 6,977.44
July 14, 2008	15,800	$ 0.6800	$ 10,744.00
July 15, 2008	31,850	$ 0.6822	$ 21,728.07
July 17, 2008	13,750	$ 0.7482	$ 10,287.75
July 18, 2008	390,000	$ 0.8900	$ 347,100.00
July 18, 2008	46,352	$ 0.8418	$ 39,019.11

Totals:	509,383		$ 435,856.37

Pursuant to a voting agreement among the Company and the Purchasers entered into at the Closing and amended at the time of the Series B Closing (the “Voting Agreement”) and pursuant to the terms of the Series A Preferred Stock, for so long as any of the Company's 10.5% Senior Notes due 2009 are outstanding, neither Alpine or Plainfield (together with any other person with whom that Purchaser would be considered a “person” (as that term is used in Sections 13(d) and 14(d) of the Exchange Act) with respect to the Series A Preferred Stock, the Series B Preferred Stock or the Common Stock, which may include Alkest) may vote Common Stock (however acquired) , Series A Preferred Stock and Series B Preferred Stock in excess of 49% of the total voting power of all voting securities of the Company. Accordingly, based on the 40,623,736 shares of Common Stock reported outstanding by the Company, and given Plainfield’s holdings of 712,882 shares of Common Stock, the 49% limitation dictates that the maximum aggregate voting power of all shares of Series A Preferred Stock, Series B Preferred Stock and Common Stock currently beneficially owned by Alpine, Plainfield and Alkest is 37,856,316. The Voting Agreement was amended in connection with the Series B Closing as described in Item 3 above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

July 23, 2008
Date
/s/ Stewart H. Wahrsager
Signature
Senior Vice President, General Counsel & Corporate Secretary
Title
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

APPENDIX A

INFORMATION CONCERNING
THE DIRECTORS AND EXECUTIVE OFFICERS OF
THE ALPINE GROUP, INC.

Set forth below is the name, current business address, citizenship and the present principal occupation or employer of each director and executive officer of The Alpine Group, Inc. Unless otherwise indicated below, the current business address for each of the individuals listed below is c/o The Alpine Group, Inc., One Meadowlands Plaza, Suite 801, East Rutherford, New Jersey 07073. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with The Alpine Group, Inc.; Other Present Principal Occupation

Steven S. Elbaum	Chairman of the Board of Directors and Chief Executive Officer of The Alpine Group, Inc.

Kenneth G. Byers, Jr.	Director, President of Byers Engineering Company

Randolph Harrison	Director, private investor

James R. Kanely	Director, private investor

Bragi F. Schut	Director, retired

K. Mitchell Posner	Executive Vice President

Stewart H. Wahrsager	Senior Vice President, General Counsel and Corporate Secretary of the Company

Dana P. Sidur	Vice President and Corporate Treasurer